June 30, 2015

FILED VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Brad Skinner, Senior Assistant Chief Accountant

Re:	Apache Corporation

Form 10-K for the Fiscal Year Ended December 31, 2014

Filed February 27, 2015

File No. 001-04300

Ladies and Gentlemen:

Apache Corporation has received the Staff’s comment letter, dated June 29, 2015, with respect to the above referenced filing of the Company. Based upon the nature of the comments, the Company estimates that it will need more time to prepare its response. Accordingly, as previously discussed with the Staff, the Company will submit a response to the Staff’s comment letter on or before July 28, 2015.

Please do not hesitate to contact the undersigned at (713) 296-6692 with any comments or questions regarding this letter.

Very truly yours,

Stephen J. Riney
Executive Vice President and
Chief Financial Officer

APACHE CORPORATION 2000 POST OAK BLVD / SUITE 100 / HOUSTON, TX 77056-4400 TEL (713)296-6000